Mail Stop 3561

November 2, 2007

Joel P. Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314

> **Re: Seawright Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 17, 2007**
> **File No. 333-145864**

Dear Mr. Sens:

We have limited our review of your filing to the issue addressed in the following comment. Where indicated, we think you should revise your document in response to this comment.

Exhibit 5 - Opinion of Counsel

1. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the last sentence or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

*****

As appropriate, please amend your document in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Anita Karu, Staff Attorney, at (202) 551-3240 or the undersigned at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Charles A. Sweet, Esq.
       McKee Nelson LLP
       Fax: (202) 775-8586